 Global Cosmetics Inc.

Pavilion, 96 Kensington High Street, London, W8 4SG

Via EDGAR

February 6, 2017

Securities and Exchange Commission

Washington, DC 20548

Attention: Pam Long

Re:	Global Cosmetics Inc.
Registration Statement on Form S-1
Filed May 2, 2016
File No. 333-211050

Dear Ms. Long:

On February 6, 2017, Global Cosmetics Inc. (the “Company”) filed Amendment No. 6 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2016, (collectively, the “Registration Statement”).

The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated February 3, 2017 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Dilution, page 21

1. We note your updated disclosures on page 22 that the net tangible book value per share of your existing stockholders will be increased by $0.0114 per share without any additional investment on their part as a result of this offering. Furthermore, we note that your disclosure on page 21 indicates that the net tangible book value as of September 30, 2016 after the offering would be $134,574. Please update that amount to reflect that the net tangible book value after the offering as of September 30, 2016 would be $124,574 consistent with what is reflected in your scenario disclosures on page 22. Furthermore, based on our recalculations, the existing shareholders would receive an increase of $0.0308 in their book value per share. Our recalculation is based on adding the final book value per share of $0.0093 per share after the offering to the existing book value per share of ($0.0215) as of September 30, 2016. Please revise or advise.

Company Response: The Amendment has been revised to address this comment

2. We note your updated scenario disclosures on page 22 assuming a 25% offering. It appears the net tangible book value after the offering would be ($55,426) in this circumstance. Please explain or revise the calculations based on this amount.

Company Response: The Amendment has been revised to address this comment

Item 16. Exhibits, page 41

3. We note your response to our comment number 3 from our letter dated January 23, 2017. Please include an updated auditor’s consent that reflects the correct audit opinion date and related report for the audit of the consolidated balance sheet of Global Cosmetics, Inc. as of September 30, 2016 and September 30, 2015 and the related statement of operations, stockholders' deficit and cash flows for the period from inception, September 17, 2015 to September 30, 2015 and for the year ended September 30, 2016 as an exhibit in your next amendment. Refer to Item 601 of Regulation S-K.

Company Response: The Amendment has been revised to address this comment

Sincerely,

Global Cosmetics Inc.

/s/ Benjamin Ridding
By:	Benjamin Ridding
Chief Executive Officer